UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

TriSalus Life Sciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

89680M 101

(CUSIP Number)

Mats Wahlström

c/o TriSalus Life Sciences, Inc.

6272 W. 91st Avenue

Westminster, CO 80031

Telephone: 720-937-6282

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89680M 101

1.	Name of Reporting Persons Mats Wahlström
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,374,514(1)
	8.	Shared Voting Power 1,370,028(1)
	9.	Sole Dispositive Power 1,374,514(1)
	10.	Shared Dispositive Power 1,370,028(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,744,542 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,254,259 shares of common stock, par value $0.0001 per share (“Common Stock”) of the Issuer held by Leonard Capital, LLC (“Leonard Capital”), (ii) 50,000 shares of Common Stock issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock (“Preferred Stock”) acquired by Leonard Capital in a private placement that closed concurrently with the closing of the business combination on August 10, 2023 (the “Closing Date”), (iii) 1,370,028 shares of Common Stock held by HW Investment Partners, LLC (“HW Investment”), and (iv) 70,255 shares of Common Stock issuable to Mr. Wahlström pursuant to options that are exercisable within 60 days of the Closing Date as reported in the Issuer’s Form 8-K filed on August 16, 2023. Mr. Wahlström has sole voting and sole dispositive power with respect to the shares of Common Stock held directly by Leonard Capital, and shared voting and shared dispositive power with respect to the shares of Common Stock held directly by HW Investment and may be deemed to have beneficial ownership of the shares of Common Stock held by each of them.

(2)

Represents the percentage ownership based on (i) 26,316,681 shares of Common Stock issued and outstanding as of the Closing Date, (ii) 70,255 shares of Common Stock issuable to Mr. Wahlström pursuant to options that are exercisable within 60 days of the Closing Date and (iii) 50,000 shares of Common Stock issuable upon conversion of shares of the Issuer’s Preferred Stock as of the Closing Date, as reported in the Issuer’s Form 8-K filed on August 16, 2023.

CUSIP No. 89680M 101

1.	Name of Reporting Persons Kerry Hicks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 939,994(1)
	8.	Shared Voting Power 1,370,028(1)
	9.	Sole Dispositive Power 939,994(1)
	10.	Shared Dispositive Power 1,370,028(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,022 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.8%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 514,589 shares of Common Stock held directly by Mr. Hicks, (ii) 1,370,028 shares of Common Stock held by HW Investment, (iii) 81,845 shares of Common Stock held by the Millennium Trust Company, LLC (“Millennium”), custodian of Mr. Hicks’ self-directed IRA account, (iv) 322,737 shares of Common Stock held by The Kerry Raymond Hicks Dynasty Trust (“Dynasty Trust”), for which Mr. Hicks serves as sole trustee, and (v) 20,823 shares of Common Stock issuable pursuant to options that are exercisable within 60 days of the Closing Date as reported in the Issuer’s Form 8-K filed on August 16, 2023. Mr. Hicks has shared voting and shared dispositive power with respect to the shares of Common Stock held directly by HW Investment and may be deemed to have beneficial ownership of such shares. Mr. Hicks has sole voting and sole dispositive power with respect to the shares of Common Stock held directly by Millennium and Dynasty Trust.

(2)

Represents the percentage ownership based on (i) 26,316,681 shares of Common Stock issued and outstanding as of the Closing Date and (ii) 20,823 shares of Common Stock issuable to Mr. Hicks pursuant to options that are exercisable within 60 days of the Closing Date, as reported in the Issuer’s Form 8-K filed on August 16, 2023.

CUSIP No. 89680M 101

1.	Name of Reporting Persons HW Investment Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable
6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,370,028(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,370,028(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,370,028(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Mats Wahlström and Kerry Hicks are co-managing members of HW Investment, and each of them may be deemed to have beneficial ownership of the shares of Common Stock held by HW Investment.
(2)	Represents the percentage ownership based on 26,316,681 shares of Common Stock issued and outstanding as of the Closing Date, as reported in the Issuer’s Form 8-K filed on August 16, 2023.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of TriSalus Life Sciences, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 6272 W. 91st Avenue, Westminster, CO 80031.

Item 2. Identity and Background

(a) Mats Wahlström, Kerry Hicks and HW Investment Partners, LLC (“HW Investment”) (collectively, the “Reporting Persons”).

(b) The business addresses of the Reporting Persons are as follows:

Mats Wahlström

Kerry Hicks

HW Investment Partners, LLC

1726 Cole Boulevard, Suite 320

Lakewood, CO 80401

(c) Mats Wahlström is a member of the board of directors of the Issuer. Mr. Wahlström is also the sole managing member of Leonard Capital, LLC (“Leonard Capital”) and a co-managing member of HW Investment, which is a limited liability company organized in Colorado that focuses on investments in healthcare companies.

Kerry Hicks is a member of the board of directors of the Issuer. Mr. Hicks is also sole trustee of The Kerry Raymond Hicks Dynasty Trust (“Dynasty Trust”) and sole owner of his self-directed IRA account, for which Millennium Trust Company, LLC (“Millennium”) acts as a custodian. He is also a co-managing member of HW Investment.

(d)–(e) During the last five years, the Reporting Persons have not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mats Wahlström and Kerry Hicks are citizens of the United States; and HW Investment was organized in Colorado.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of Common Stock pursuant to the Agreement and Plan of Merger, dated as of November 11, 2022, as amended on April 4, 2023, May 13, 2023, and July 5, 2023 (the “Merger Agreement”), by and among the Issuer (formerly known as MedTech
Acquisition Corp., “MTAC”)), MTAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MTAC (“Merger Sub”) and TriSalus Operating Life Sciences, Inc. (formerly known as TriSalus Life Sciences, Inc.), a Delaware corporation (“Legacy TriSalus”), pursuant to which Merger Sub merged with and into Legacy TriSalus (the “Business Combination”), with Legacy TriSalus surviving as a wholly owned subsidiary of MTAC. In connection with the consummation of the Business Combination on August 10, 2023 (the “Closing Date”), MTAC changed its name from MedTech Acquisition Corporation to TriSalus Life Sciences, Inc. and Legacy TriSalus changed its name from TriSalus Life Sciences, Inc. to TriSalus Operating Life Sciences, Inc. For additional information, refer to the full text of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

In connection with the Business Combination, Leonard Capital entered into a subscription agreement with MTAC to acquire the shares of the Issuer’s Series A Convertible Preferred Stock pursuant to a private placement transaction that closed concurrently with the closing of the Business
Combination on the Closing Date. For additional information, refer to the full text of the Form of Subscription Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities described in Item 5 for investment purposes only. The Reporting Persons do not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. However, the Reporting Persons may propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended. One or more of the Reporting Persons also may change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by such person or entity in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. The Reporting Persons also reserve the right to acquire or dispose of derivatives, convertible notes or other instruments related to Common Stock or other securities of the Issuer, provided that in such persons or entity’s judgment such transactions are advisable.

The information furnished in Item 3 hereinabove is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the date hereof, Mats Wahlström holds and beneficially owns an aggregate of 2,744,542 shares of the Issuer’s Common Stock, which shares represent approximately 10.4% of the Issuer’s issued and outstanding Common Stock as reported in the Issuer’s Form 8-K filed on August 16, 2023. The aggregate of 2,744,542 shares of Common Stock beneficially owned by Mr. Wahlström consists of (i) 1,304,259 shares held by Leonard Capital, (ii) 1,370,028 shares held by HW Investment, and (iii) 70,255 shares issuable pursuant to options that are exercisable within 60 days of the Closing Date as reported in the Issuer’s Form 8-K filed on August 16, 2023. Mats Wahlström has sole voting and sole dispositive power with respect to the shares held directly by Leonard Capital, and may be deemed to have beneficial ownership of such shares. Additionally, Mr. Wahlström has shared voting and shared dispositive power with respect to the shares held directly by HW Investment, and may be deemed to have beneficial ownership of such shares.

Additionally, as of the date hereof, Kerry Hicks holds and beneficially owns an aggregate of 2,310,022 shares of the Issuer’s Common Stock, which shares represent approximately 8.8% of the Issuer’s issued and outstanding Common Stock as reported in the Issuer’s Form 8-K, filed on August 16, 2023. The aggregate of 2,310,022 shares of Common Stock beneficially owned by Mr. Hicks consist of (i) 514,589 shares held directly by Mr. Hicks, (ii) 1,370,028 shares held by HW Investment, (iii) 81,845 shares held by Millennium, custodian of Mr. Hicks’ self-directed IRA account, (iv) 322,737 shares held by Dynasty Trust, for which Mr. Hicks serves as sole trustee, and (v) 20,823 shares issuable pursuant to options that are exercisable within 60 days of the Closing Date. Kerry Hicks has sole voting and sole dispositive power with respect to the shares held directly by him as an individual and by Dynasty Trust and Millennium. Additionally, he has shared voting and shared dispositive power with respect to the shares held directly by HW Investment and may be deemed to have beneficial ownership of such shares.

Additionally, as of the date hereof, HW Investment holds and beneficially owns an aggregate of 1,370,028 shares of the Issuer’s Common Stock, which shares represent approximately 5.2% of the Issuer’s issued and outstanding Common Stock.

(c) Other than the acquisition of the shares of Common Stock as reported herein, and as described under Item 4, the Reporting Persons have not affected any other transactions in the shares of the Issuer during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons as reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

Registration Rights Agreement

On August 10, 2023, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer, MedTech Acquisition Sponsor LLC (the “Sponsor”), the members of the Sponsor, and certain former stockholders of Legacy TriSalus (including Mr. Wahlström and Mr. Hicks) entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file, not later than 45 days after the Closing Date, a registration statement to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain securities of the Issuer that are held by the parties thereto (the “Registrable Securities”). Pursuant to the Registration Rights Agreement, subject to certain requirements and customary conditions, the Issuer also grants piggyback registration rights and demand registration rights to the parties thereto. The Registration Rights Agreement will terminate with respect to any party thereto, on the date that such party no longer holds any Registrable Securities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Lock-Up Agreements

In connection with the execution of the Merger Agreement, all of the officers and directors and certain stockholders of Legacy TriSalus (including the Reporting Persons)(each, a “Restricted Holder”) entered into lock-up agreements with the Issuer for a term ending twelve months after the Closing Date, whereby the Restricted Holders agreed to certain restrictions on the sale or disposition of all of the Common Stock held by (or issuable to) the Restricted Holders.

Additionally, the information furnished in Item 3 is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1.	Joint Filing Agreement, dated August 21, 2023

2.	Agreement and Plan of Merger, dated as of November 11, 2022, by and among MedTech Acquisition Corporation, MTAC Merger Sub, Inc., and TriSalus Life Sciences, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 14, 2022).

3.	Amended and Restated Registration Rights Agreement, dated August 10, 2023, by and among the Issuer, the Sponsor, and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 16, 2023).

4.	Form of Lock-up Agreement, by and among certain stockholders of TriSalus Life Sciences, Inc. and MedTech Acquisition Corporation (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on November 14, 2022).

5.	Form of Subscription Agreement for PIPE Financing (Initial) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 8, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATS WAHLSTRÖM

Date: August 21, 2023	/s/ Mats Wahlström

KERRY HICKS

Date: August 21, 2023	/s/ Kerry Hicks

HW INVESTMENT PARTNERS, LLC

Date: August 21, 2023	/s/ Mats Wahlström
By: Mats Wahlström, Co-Managing Member

/s/ Kerry Hicks

By: Kerry Hicks, Co-Managing Member